Filed by: Danaher Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Danaher Corporation

Commission File No.: 001-08089

The following text is accessible at http://investors.danaher.com/envista-exchange-offer in connection with the offer by Danaher Corporation (“Danaher”) to exchange up to an aggregate of 127,868,000 shares of common stock of Envista Holdings Corporation owned by Danaher for shares of common stock of Danaher, as described in further detail in the Prospectus (as defined below).

Last Updated: December 3, 2019

Overview Of Exchange Offer

On November 15, 2019, Danaher Corporation, a Delaware corporation (“Danaher”), commenced an offer to exchange (the “Exchange Offer”) up to an aggregate of 127,868,000 shares of common stock of Envista Holdings Corporation, a Delaware corporation (“Envista”), par value $0.01 per share (“Envista Common Stock”), for outstanding shares of common stock of Danaher, par value $0.01 per share (“Danaher Common Stock”), that are validly tendered and not validly withdrawn, as described in further detail in the Prospectus, dated November 15, 2019, as amended (the “Prospectus”).

Pursuant to the Exchange Offer, for each $100 of Danaher Common Stock accepted in the Exchange Offer, you will receive approximately $107.53 of Envista Common Stock, subject to an upper limit of 5.5784 shares of Envista Common Stock per share of Danaher Common Stock. The Exchange Offer does not provide for a lower limit or minimum exchange ratio. If the upper limit is in effect, then the exchange ratio will be fixed at that limit, and you will receive 5.5784 shares of Envista Common Stock per share of Danaher Common Stock.

The value of Danaher Common Stock and Envista Common Stock for purposes of calculating the exchange ratio will be determined by Danaher by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAPs”) of Danaher Common Stock (the “Average Danaher Price”) and the Envista Common Stock (the “Average Envista Price”) on the New York Stock Exchange (“NYSE”) during the three consecutive trading days ending on and including the second trading day immediately preceding the expiration date of the Exchange Offer (the “Averaging Dates” and this three-day period, the “Averaging Period”). The Averaging Dates are expected to be December 9, 10 and 11, 2019, unless the Exchange Offer is extended or terminated. If Danaher decides to extend the Exchange Offer, the Averaging Dates will be reset to the period of three consecutive trading days ending on and including the second trading day immediately preceding such extended expiration date, as it may be further extended.

The number of shares of Danaher Common Stock that will be accepted if the Exchange Offer is completed will depend on the final exchange ratio and the number of shares of Danaher Common Stock validly tendered and not validly withdrawn.

Danaher will provide on this website the daily VWAPs of both Danaher Common Stock and Envista Common Stock for each day during the Exchange Offer period. See “Table of Historical Indicative Calculated Per-Share Values” below.

The Exchange Offer will expire and withdrawal rights shall terminate at 12:00 midnight, New York City time, at the end of the day on December 13, 2019, unless the Exchange Offer is extended or terminated, except with respect to shares of Danaher Common Stock held through the Danaher Corporation & Subsidiaries Savings Plan, the Danaher Corporation & Subsidiaries Retirement & Savings Plan and the Danaher Corporation & Subsidiaries Puerto Rico Savings Plan (collectively, the “Savings Plans”), which cannot be withdrawn after 4:00 p.m., New York City time, on December 9, 2019 (unless extended).

If the Exchange Offer is oversubscribed and Danaher cannot accept all tenders of Danaher Common Stock at the final exchange ratio, then all shares of Danaher Common Stock that are validly tendered and not validly withdrawn will generally be accepted for exchange on a pro rata basis in proportion to the number of shares tendered, which is referred to as “proration.” Stockholders who beneficially own “odd-lots” (fewer than 100 shares in the aggregate) of Danaher Common Stock and who validly tender all their shares will not be subject to proration. Shares held on behalf of participants in the Savings Plans (each of which holds more than 100 shares of Danaher Common Stock) will be subject to proration, even if the individual participants own fewer than 100 shares.

The completion of the Exchange Offer is subject to certain conditions as specified in the Prospectus. Danaher may waive any or all of the conditions to the Exchange Offer, subject to limited exceptions.

The information on this website is being provided solely in connection with the Exchange Offer and should not be used for any other purpose. You should refer to the Prospectus for additional information about the Exchange Offer. A copy of the Prospectus, the Instruction Booklet to the Letter of Transmittal, forms of a Letter of Transmittal, Notice of Guaranteed Delivery and Notice of Withdrawal, the Danaher press release announcing the Exchange Offer and information for Savings Plan participants are available through the links under “Other Related Information” below.

Date:	December 3, 2019, 4:30 p.m., New York City time
Danaher Common Stock Daily VWAP:	$146.5165
Envista Common Stock Daily VWAP:	$27.8186
Indicative Exchange Ratio:	5.5784	x
Upper Limit:	5.5784	x
Upper Limit in Effect:	Yes
Final Exchange Ratio:	N/A

Table of Historical Indicative Calculated Per-Share Values

The table below shows daily VWAPs for shares of Danaher Common Stock and shares of Envista Common Stock. Prior to the Averaging Period, beginning on the third trading day of the Exchange Offer period, the table will show historical indicative calculated per-share values of Danaher Common Stock and Envista Common Stock and the corresponding indicative exchange ratio, calculated as though that day were the last day of the Averaging Period. The indicative exchange ratio will also reflect whether the upper limit would have been in effect, had such day been the last day of the Averaging Period. On each date before the Averaging Period, the information in the table will be updated by 4:30 p.m., New York City time.

During the first two days of the Averaging Period, the table below will provide indicative exchange ratios calculated as follows: (i) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Danaher Common Stock and Envista Common Stock for that first day of the Averaging Period, and (ii) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Danaher Common Stock and Envista Common Stock for the first and second days of the Averaging Period. The indicative exchange ratio will be updated at 4:30 p.m., New York City time, on each of the first two days of the Averaging Period. On the third day of the Averaging Period, the table below will not provide an indicative exchange ratio but will provide the final exchange ratio. The final exchange ratio, including whether the upper limit is in effect, will be announced by press release and be available in the table below by 5:30 p.m., New York City time, on the second trading day immediately preceding the expiration date of the Exchange Offer (which date, if the Exchange Offer is not extended or terminated, would be December 11, 2019).

Prior to and during the Averaging Period, the data based on which the daily VWAP is determined will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time (except if the market closes early at 1:00 p.m., New York City time, the data based on which the daily VWAP is determined will only take into account adjustments made to reported trades included by 1:10 p.m., New York City time).

		Danaher Common Stock			Envista Common Stock
Day	Date	Daily VWAP	Indicative Calculated Per-Share Value		Daily VWAP	Indicative Calculated Per-Share Value		Indicative Exchange Ratio (Number of Envista Shares to be Exchanged Per Danaher Share Tendered)		Upper Limit in Effect?
1	11/15/2019	$142.0297	N/A	*	$27.5088	N/A	*	N/A	*	N/A	*
2	11/18/2019	$140.6004	N/A	*	$27.5626	N/A	*	N/A	*	N/A	*
3	11/19/2019	$142.8037	$141.8113		$27.6037	$27.5584		5.5332		No
4	11/20/2019	$142.9880	$142.1307		$27.6416	$27.6026		5.5368		No
5	11/21/2019	$142.8570	$142.8829		$27.4788	$27.5747		5.5717		No
6	11/22/2019	$143.2836	$143.0429		$27.4785	$27.5330		5.5784		Yes
7	11/25/2019	$144.8247	$143.6551		$27.7295	$27.5623		5.5784		Yes
8	11/26/2019	$145.9207	$144.6763		$28.0208	$27.7429		5.5784		Yes
9	11/27/2019	$146.5818	$145.7757		$28.1544	$27.9682		5.5784		Yes
10	11/29/2019	$146.0462	$146.1829		$28.0989	$28.0914		5.5784		Yes
11	12/2/2019	$145.6934	$146.1071		$27.7651	$28.0061		5.5784		Yes
12	12/3/2019	$146.5165	$146.0854		$27.8186	$27.8942		5.5784		Yes
13	12/4/2019	—	—		—	—		—		—
14	12/5/2019	—	—		—	—		—		—
15	12/6/2019	—	—		—	—		—		—
16	12/9/2019	—	—		—	—		—		—
17	12/10/2019	—	—		—	—		—		—
18	12/11/2019	—	—		—	—		—		—
19	12/12/2019	—	—		—	—		—		—
20	12/13/2019	—	—		—	—		—		—

*	No indicative calculated per-share values or indicative exchange ratios are provided for the first two days of the Exchange Offer period as such values require daily VWAP data for three trading days.

Source: Bloomberg Finance L.P.

Bloomberg Screen Images of Danaher and Envista VWAPs

The screen images below depict the daily VWAPs on the New York Stock Exchange as published by Bloomberg Finance L.P. on Bloomberg pages “DHR UN<Equity>AQR” and “NVST UN<Equity>AQR.” Screen images are used with the permission of Bloomberg Finance L.P.

Other Related Information

•	Prospectus: https://investors.danaher.com/image/Prospectus.pdf

•	Letter of Transmittal: https://investors.danaher.com/image/EX-99.1-Form+of+Letter+of+Transmittal+%281%29.pdf

•	Instruction Booklet to the Letter of Transmittal: https://investors.danaher.com/image/EX-99.2-Instruction+Booklet+to+the+Letter+of+Transmittal+%281%29.pdf

•	Notice of Guaranteed Delivery: https://investors.danaher.com/image/EX-99.3-Form+of+Notice+of+Guaranteed+Delivery.pdf

•	Notice of Withdrawal: https://investors.danaher.com/image/EX-99.6-Form+of+Notice+of+Withdrawal.pdf

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Danaher Press Release Announcing Commencement of Exchange Offer: http://investors.danaher.com/2019-11-15-Danaher-Will-Commence-Exchange-Offer-Related-To-Divestiture-Of-Its-Remaining-Interest-In-Envista-Through-A-Split-Off

•

Notice to Participants in the Danaher Corporation & Subsidiaries Savings Plan and the Danaher Corporation & Subsidiaries Retirement & Savings Plan: https://investors.danaher.com/image/EX-99.7-Form+of+Notice+to+Participants+in+the+Danaher+Corporation+%26+Subsidiaries+Savings+Plan+and+the+Danaher+Corporation+%26+Subs

•

Notice to Participants in the Danaher Corporation & Subsidiaries Puerto Rico Savings Plan: https://investors.danaher.com/image/EX-99.8-Form+of+Notice+to+Participants+in+the+Danaher+Corporation+%26+Subsidiaries+Puerto+Rico+Savings+Plan.pdf

•

Notice to Envista Participants in the Danaher Corporation & Subsidiaries Savings Plan and the Danaher Corporation & Subsidiaries Retirement & Savings Plan: https://investors.danaher.com/image/EX-99.9-Form+of+Notice+to+Envista+Participants+in+the+Danaher+Corporation++Subsidiaries+Savings+Plan+and+the+Danaher+Corporation

Questions and requests for assistance or for additional copies of the Exchange Offer materials may be directed to the information agent at its address, telephone numbers and email address listed below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Exchange Offer.

The information agent for the Exchange Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, NY 10036

Stockholders, banks and brokers, please call (toll-free): 877-566-1922

All others outside the U.S., please call: +1-212-297-0720

Email: info@okapipartners.com

Forward-Looking Statements

This communication contains certain statements about Danaher and Envista that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Danaher’s and Envista’s respective businesses, the economy and other future conditions. In addition, the forward-looking statements contained in this communication may include statements about the expected effects on Danaher and Envista of the Exchange Offer, the anticipated timing and benefits of the Exchange Offer, Danaher’s and Envista’s anticipated financial results, and all other statements in this communication that are not historical facts.

Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Danaher’s and Envista’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the registration statement on Form S-4 and Form S-1 filed by Envista (the “Registration Statement”), including a prospectus (the “Prospectus”) forming a part thereof, the tender offer statement on Schedule TO filed by Danaher (the “Schedule TO”) and other Exchange Offer documents filed by Envista or Danaher, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Danaher nor Envista undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements.

Important Notices and Additional Information

This communication is for informational purposes only and is neither an offer to sell or the solicitation of an offer to buy any securities nor a recommendation as to whether investors should participate in the Exchange Offer. The offer will be made solely by the Prospectus. The Prospectus contains important information about the Exchange Offer, Danaher, Envista, and related matters, and Danaher will deliver the Prospectus to holders of Danaher Common Stock. Investors and security holders are urged to read the Prospectus and any other relevant documents filed with the SEC, when they become available and before making any investment decision, because they contain important information about Danaher, Envista and the Exchange Offer. None of Danaher, Envista, or any of their respective directors or officers makes any recommendation as to whether investors should participate in the Exchange Offer.

Envista has filed with the SEC the Registration Statement, including the Prospectus forming a part thereof, and Danaher has filed with the SEC the Schedule TO, which contain important information about the Exchange Offer. Holders of Danaher Common Stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO, other related documents, and any other information that Danaher and Envista file electronically with the SEC free of charge at the SEC’s website at www.sec.gov.

Holders of Danaher Common Stock will also be able to obtain copies of the Prospectus and certain related documents by clicking on the appropriate links under “Other Related Information” above. Danaher has retained Okapi Partners LLC as the information agent for the Exchange Offer. If you have any questions about the terms of the Exchange Offer or how to participate, you may contact the information agent at 877-566-1922 (toll-free for stockholders, banks and brokers) or +1- 212-297-0720 (all others outside the U.S.).